Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-129643
Date: December 15, 2005

PRESS RELEASE - December 15, 2005

Barrick Receives Regulatory Approvals and Waives Condition of Access to Placer Dome Data Room

Barrick Gold Corporation announced today that it has received various required regulatory approvals in connection with its offer to acquire all the outstanding shares of Placer Dome Inc. These include antitrust or similar regulatory approvals in Canada, the United States, Germany, Switzerland, and Australia. Barrick has also been advised that the South African Competition Commission is recommending approval of this transaction on an unconditional basis by the South African Competition Tribunal. Barrick expects that this approval will be granted shortly. This latter approval will complete all necessary antitrust or similar regulatory clearances required by Barrick to allow Placer Dome shares to be taken up by Barrick on the expiry of Barrick's offer on January 16, 2006.

Barrick also announced that it is waiving the condition of its offer that Barrick be provided with data room access by Placer Dome. Barrick believes that all material information relevant to Placer Dome has been publicly disseminated through the documents filed by Placer Dome with the securities regulators in Canada and the US and that data room access will not be of any material benefit to Barrick in connection with the completion of its offer.

“We are pleased that we have received the required regulatory approvals in various jurisdictions around the world,” said Greg Wilkins, Barrick President and Chief Executive Officer. “With regulatory clearances in hand, and the removal of the Placer Dome poison pill, Placer Dome shareholders will very soon be in a position to have their shares purchased under our offer.”

Barrick will be sending formal notice of the amended offer to all Placer Dome shareholders as soon as possible. The Company’s formal notice extending the Barrick offer to January 16, 2006, has now been given to Barrick's depositary under the offer.

Barrick and Placer Dome reached an agreement on December 9, 2005, to have Placer Dome waive the application of its shareholder rights plan to Barrick’s offer in order to allow Barrick to take up shares of Placer Dome on or after January 16, 2006.

Barrick’s vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

BARRICK GOLD CORPORATION PRESS RELEASE

About the Offer

Barrick's offer was announced on October 31, 2005. Barrick's take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on November 10, 2005. Placer Dome shareholders are advised to read the take-over bid circular as it contains important information including the terms and conditions of the offer and the procedures for depositing shares. Additional information about the offer or copies of the take-over bid circular may be obtained from shareholders' investment advisers, from RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick's U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.

On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Kingsdale Shareholder Services Inc. or Mackenzie Partners Inc. at the toll free numbers set out above.

For further information:

INVESTOR CONTACT:	MEDIA CONTACT:
James Mavor Vice President, Investor Relations Tel: (416) 307-7463 Email: jmavor@barrick.com	Vincent Borg Vice President, Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

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BARRICK GOLD CORPORATION PRESS RELEASE